EXHIBIT 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2011

(In thousands)

Earnings
Net income before minority interest	$61,252
Equity earnings	(8,544)
Income distribution from equity investees	6,728
Minority interest in pretax income	(3,161)
Amortization of capitalized interest	521
Interest capitalized	(92)
Federal and state income taxes	36,039
Fixed charges	21,578
Total Earnings as Defined	$114,321

Fixed Charges
Interest expense on long-term debt and other	$19,558
Interest on rentals*	1,078
Amortization of debt issuance costs	682
AFUDC - borrowed funds	168
Capitalized interest	92
Total Fixed Charges	$21,578

Ratio of Earnings to Fixed Charges	5.30X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.